NEWS RELEASE
TSX: ELD NYSE: EGO	September 6, 2016

Eldorado Announces Drilling Results from KMC Project, Serbia

VANCOUVER, BC, September 6, 2016 – Eldorado Gold Corporation, (“Eldorado” or “the Company”) is pleased to announce results from the first eleven drillholes completed in the 2016 exploration program at the Karavansalija Mineralized Centre (KMC) Project in Serbia. This drilling tested three target areas within the large gold-base metal system, with notable intercepts including:

•	At Shanac, 298.0 metres grading 0.74 grams per tonne gold and 0.14% copper (including 46.5 metres grading 2.16 grams per tonne gold and 0.29% copper) associated with polymetallic magnetite skarn;
•	At Copper Canyon, intercepts of 41.0 metres grading 1.35 grams per tonne gold and 0.87% copper and 52.3 metres grading 2.95 grams per tonne gold; and
•	At Gradina, 45.5 metres grading 1.48 grams per tonne gold.

Peter Lewis, Vice President of Exploration at Eldorado, stated “our drilling results to date confirm our view of the outstanding potential of the KMC project. After a systematic analysis of historic exploration data including relogging of all previous drill core, reprocessing geophysical data, and geological modelling we have commenced testing extensions to previous high-grade intercepts and have defined new drill targets. Based on initial results, we have budgeted an additional 7,500 metres of drilling for 2016, and have added a fourth drill rig to the program.”

KMC Project, Serbia

The KMC project encompasses a large magmatic-hydrothermal system with multiple zones of gold, copper, and base metal mineralization. Prograde and retrograde skarn is present within regionally extensive limestones, generally in close proximity to Tertiary dykes and plugs (Figure 1). Epithermal-style alteration and mineralization overprints skarn and in many cases extends upward into an overlying volcanic package.

Previous operators completed 30,000 metres of drilling to test targets associated with geochemical and geophysical anomalies, and identified both narrow high-grade gold zones and broader areas of lower grade mineralization throughout the property. Eldorado’s comprehensive re-interpretation and integration of historical exploration data has defined new stand-alone drill targets as well as potential extensions to known mineralized zones. Drilling in 2016 has focused on the Shanac, Copper Canyon and Gradina zones as well as the previously untested gap between Copper Canyon and Gradina. Additional holes (EOSKC1674 and EOKSC1677) tested epithermal targets between Copper Canyon and Shanac, but did not intersect any significant gold zones.

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Shanac

The Shanac target is defined by a prominent magnetic high measuring at least 400 metres in diameter coincident with a gold soil anomaly. Drillhole EOKSC-1678, which was targeted through reprocessing and 3D modeling of magnetic data and relogging of historic drillholes, intersected >300 metres of gold-rich magnetite skarn which spatially correlates with the modeled magnetic anomaly (Figure 2). Results from this hole include 298.0 metres at 0.74 grams per tonne gold and 0.14% copper, including 46.5 metres at 2.16 grams per tonne gold and 0.29% copper. Peripheral to the anomaly, historic drillholes intersected broad low grade gold intercepts, and hole EOKSC-1681 intersected 202.9 metres at 0.55 grams per tonne gold from 434 metres depth with assays pending beyond this interval. The intercept is located approximately 500m west of the centre of the main Shanac mineralization. Eldorado has initiated an additional 7,500 metres of drilling to delineate this new discovery.

Copper Canyon and Gradina

Copper Canyon and Gradina were previously explored as two distinct target areas separated by a five-hundred metre gap. Eldorado’s review of historical data established that gold mineralization is associated with retrograde skarn zones within the larger hydrothermal system, and that the retrograde skarn is continuous in the subsurface between the two zones. In addition, new mapping south of the Copper Canyon area identified mineralized skarn extensions and ancient workings that had not been drill tested. Results have been received from eight drillholes testing the two zones and the intervening gap. At Copper Canyon, drillhole EOKSC-1680 tested targets south of the previously drilled area. Intercepts included an upper interval of 41.0 metres at 1.35 grams per tonne gold and 0.87% copper, and a deeper interval of 52.3 metres at 2.95 grams per tonne gold. Both intercepts are within retrograde skarn, and are open to the south and up dip. At Gradina, drillhole EOKSC-1682 tested a one hundred metre step-out from a high-grade zone identified by previous operators. The upper part of the step-out hole included an interval of 44.5 meters grading 1.48 grams per tonne gold and 1.34% zinc; assay results are pending for the mineralized lower portion of this hole. New drilling in the gap between Gradina and Copper Canyon confirmed the continuity of retrograde skarn-hosted gold mineralization between the zone, including an intercept of 6.4 metres grading 6.18 grams per tonne gold in drillhole EOKSC-1673.

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Table 1: Results of 2016 drillholes at the Shanac, Copper Canyon and Gradina zones at the KMC project

DDH	From (m)	To (m)	Interval (m)	Au (ppm)	Cu (%)
Shanac
EOKSC-1678	215.0	513.0	298.0	0.74	0.14
including	345.5	442.0	96.5	1.36	0.3
including	361.5	408.0	46.5	2.16	0.29
including	379.5	386.8	7.3	4.01	0.31
EOKSC-1681	412.0	614.9	202.9	0.55	0.10
Copper Canyon
EOKSC-1680	123.5	164.5	41.0	1.35	0.87
and	325.7	326.7	1.0	21.60	-
and	703.0	742.0	39.0	2.06	-
including	713.5	724.0	10.5	5.41	-
and	759.5	811.8	52.3	2.95
EOKSC-1674	No significant intercepts
Gradina
EOKSC-1682	331.0	375.5	44.5	1.48	-

Gap Zone
EOKSC-1673	726.1	748.2	22.1	2.16	-
including	737.1	743.5	6.4	6.18
EOKSC-1676	469.0	503.0	34.0	0.99	-
including	500.0	502.0	2.0	7.86	-
EOKSC-1672, 1675, 1679	No significant intercepts

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Figure 1: Maps showing (left) property scale geology, and (right) horizontal slice through the 3D magnetic model with positions of previous and current drillhole collars and locations of Shanac, Copper Canyon and Gradina zones.

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Figure 2: Cross section showing the modelled magnetic high at Shanac and mineralized interval in drillhole EOKSC1678 and historical drillholes along northwest margin of anomaly.

Figure 3: Geological map of the Copper Canyon / Gradina area showing locations of historical and recent drilling and mineralized intervals reported.

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604 601 6701 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania, Brazil and Serbia. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

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Qualified Person

Dr. Peter Lewis, P. Geo., Vice President, Exploration at Eldorado, is the Qualified Person for the technical disclosure in this press release. Certified standard reference materials, field duplicate, and blank samples were inserted prior to shipment from the preparation sites and were regularly monitored to ensure the quality of the data. Samples from the KMC project in Serbia were analyzed at ALS laboratories in Romania and Ireland. QAQC samples were inserted into each batch at a rate of 2 standards, 2 duplicates, and variable numbers of blanks per batch.

Certain of the statements made in this News Release may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", targets”, “target”, "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information in this News Release include, but are not limited to the Company’s Announcement of Drilling Results from the KMC Project, Serbia..

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the political and economic environment that we operate in, the future price of commodities and anticipated costs and expenses.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  political, economic, environment and permitting risks, gold price volatility, discrepancies between actual and estimated production, estimated mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions, including environmental and permitting regulatory restrictions and liabilities, internal and external approval risks, risks of sovereign investment, currency fluctuations, speculative nature of gold exploration, global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2016.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

All forward-looking statements and information contained herein are qualified by this cautionary statement.